CONFIDENTIAL

August 17, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, DC 20549-3628
Attention: Christina Chalk, Blake Grady

Re:	Pardes Biosciences, Inc.
Schedule TO-T and Schedule 13E-3
Filed on July 28, 2023
File No. 005-93142

Dear Ms. Chalk and Mr. Grady:

On behalf of MediPacific, Inc. (“Parent”), MediPacific Sub, Inc. (“Purchaser”), FS Development Holdings II, LLC, Foresite Capital Management V, LLC, Foresite Capital Opportunity Fund V, L.P., Foresite Capital Opportunity Management V, LLC, Foresite Capital Fund V, L.P. and James Tananbaum (together, the “Filing Persons”), we submit this letter in response to comments from the staff (the “Staff”) of the  U.S. Securities and Exchange Commission (the “SEC”) received by letter, dated August 8, 2023, relating to the Filing Persons’ Tender Offer Statement on Schedule TO-T (the “Schedule TO”), including the Offer to Purchase, dated July 28, 2023 (the “Offer to Purchase”), relating to the offer to purchase all outstanding shares of common stock, $0.0001 par value per share (the “Shares”), of Pardes Biosciences, Inc. (“Pardes”).

Concurrently with the filing of this letter and in order to address the Staff’s comments and make other updates to the Schedule TO and Offer to Purchase, the Filing Persons have filed through EDGAR Amendment No. 1 to the Schedule TO (the “Amended TO”) and the related Amended and Restated Offer to Purchase (the “Amended Offer to Purchase”). The Amended TO has also been filed as a Transaction Statement on Schedule 13E-3.

In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the response of the Filing Persons. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Amended TO or Amended Offer to Purchase, as applicable.  Except as otherwise specifically indicated, page references in this letter correspond to the pages in the Amended TO or Amended Offer to Purchase, as applicable.  Please note that the page number references in your comments may no longer refer to the same page number(s) in the Amended TO or the Amended Offer to Purchase, as applicable, as the pagination has changed.

Securities and Exchange Commission
August 17, 2023	Page 2

General

1.
Item 2(f) of the Schedule 13E-3 incorporates by reference disclosure in the Schedule 14D-9 and the Offer to Purchase.  However the disclosure does not appear responsive to the requirements in Item 1002(f) of Regulation M-A, which requires disclosure of “the average purchase price for each quarter” if the filing person purchased any subject securities during the past two years.  Please advise or revise.

Response to Comment 1:

The Filing Persons acknowledge the Staff’s comment. Item 2(f) of Item 13 of the Amended TO incorporates by reference the information set forth in “The Tender Offer—Section 6. Certain Information Concerning Parent and Purchaser” of the Amended Offer to Purchase. The Filing Persons have clarified the disclosure on page 51 under the subsection “Other Prior Stock Purchases” within such section in response to the Staff’s comment. The Filing Persons also understand that Pardes is filing an amended Transaction Statement on Schedule 13E-3 on the date hereof (the “Company 13E-3”) in response to the Staff’s comment.

2.	Please revise the Offer to Purchase to include a Special Factors section at the front of the disclosure document disseminated to shareholders, as required by Rule 13e-3(e)(1)(ii).

Response to Comment 2:

The Filing Persons acknowledge the Staff’s comment and have revised the Amended Offer to Purchase accordingly.

3.
The June 12, 2023 presentation by SVB Securities filed as Exhibit 99.(C)(3) appears to contain redactions on page 2 in the footnotes.  Please clarify the basis on which you have made these redactions.  Alternatively, please refile without omitting this information.

Response to Comment 3:

The Filing Persons acknowledge the Staff’s comment and understand that Pardes has redacted the information, which relates to identifying information of either parties that conducted management presentations or submitted proposals to Pardes, because it would be customary to treat that information as private and confidential and, in fact, Pardes has obligations to keep such information confidential and such parties may be materially harmed as a result of disclosure of their identifying information, and because the omitted information is not material to stockholders as the material terms of the Pardes’ strategic process, including as it relates to such parties, are disclosed in Pardes’ Schedule 14D-9/A filed on the date hereof (the “Amended 14D-9” ), and the specific identifying information of such parties is not material.  Further, it is the Filing Persons’ understanding that Pardes has supplementally provided unredacted copies of the June 12, 2023 presentation, and additional presentations prepared by Leerink Partners, to the Staff concurrently for its review in response to comment 11 of Pardes’ comment letter from the Staff dated August 8, 2023.

Securities and Exchange Commission
August 17, 2023	Page 3

4.
The offer to purchase does not state an estimated value for the Additional Purchase Price but instead includes a maximum value of $0.17.  In addition, no value is ascribed to the CVR.  However, the analysis undertaken by Leerink Partners in its presentation dated June 16, 2023 (on page 6, footnote 3) attributes an additional value of $0.10 per share beyond the $2.02 offered.  Please revise the offer materials accordingly.

Response to Comment 4:

The Filing Persons acknowledge the Staff’s comment. Purchaser is offering to purchase all outstanding Shares for (i) $2.02 per Share, (ii) an additional amount of cash up to $0.17 per Share and (iii) one non-transferable contingent value right per Share.

Pursuant to the terms of the Merger Agreement, Parent, Purchaser and Pardes calculated the Additional Price Per Share on August 17, 2023, based on Pardes’ expected Closing Net Cash as of immediately prior to the Expiration Date of $132.31 million, and determined that the Additional Price Per Share is $0.11 per Share. Accordingly, the total Cash Amount that Purchaser will pay pursuant to the terms of the Offer and Merger Agreement is $2.13 per Share. The Filing Persons have revised the Amended Offer to Purchase to reflect the final Additional Price Per Share.

The Filing Persons further note that any payments made in connection with the CVR would be calculated and payable based on a distribution of Net Proceeds from Dispositions. Given the fact that there can be no assurance that Parent, Purchaser and Pardes will be able to consummate any Disposition during the Disposition Period, or that such Dispositions will generate Net Proceeds, combined with Pardes’ belief that there is currently no market opportunity for the CVR Products, Pardes estimates the amount expected to be payable under the CVR is $0.00. As noted in the Amended Offer to Purchase, the Filing Persons encourage Pardes stockholders to consider this fact in making a decision to tender their Shares.

Finally, Purchaser respectfully points out that the analysis undertaken by Leerink Partners in its presentation dated June 16, 2023, specifically footnote 3 on page 6, used an additional value of $0.10 per Share for illustrative purposes. Leerink Partners was not assuming or making a final determination that the Additional Price Per Share would be $0.10.

5.
While you have checked the box on the cover page of the Schedule TO-T to indicate that the transaction is subject to Rule 13e-3, the filing itself must be “tagged” upon EDGAR filing as both a Schedule TO-T and a Schedule 13E-3 in order to properly reflect that it is intended to satisfy the filing requirements of both Schedules. Please revise.

Response to Comment 5:

The Filing Persons acknowledge the Staff’s comment and have “tagged” the Amended TO as both a Schedule TO-T and a Schedule 13E-3.

6.
Based on discussions with counsel, it is unclear whether Foresite or its affiliates engaged a financial advisor to assist in connection with this transaction.  Please advise and if so, provide the disclosure required by Item 9 of Schedule 13E-3.

Response to Comment 6:

The Filing Persons respectfully advise the Staff that none of Purchaser, Parent or the other Foresite Stockholders engaged a financial advisor to assist in connection with this transaction. The Filing Persons have included similar disclosure on page 30 of the Amended Offer to Purchase.

Securities and Exchange Commission
August 17, 2023	Page 4

7.	Based on the nature of these comments, we believe it is necessary to disseminate a revised offer document with the new information requested. Please confirm your understanding.

Response to Comment 7:

The Filing Persons acknowledge the Staff’s comment and are disseminating the Amended Offer to Purchaser with the new information requested.

Summary Term Sheet, page 6

8.
We note your disclosure that the consideration in the Offer includes “an additional amount of cash of up to $0.17 per Share.”  Depending on when the amount of the additional consideration will be known, we believe this offer structure may be problematic (see comments that follow). To the extent that it is maintained, please revise to explain why the maximum amount payable would be $0.17 pursuant to the formula to be used to calculate the amount of the additional portion of the offer consideration.

Response to Comment 8:

The Filing Persons acknowledge the Staff’s comment. Pursuant to the Merger Agreement, Parent, Purchaser and Pardes contractually agreed that the Additional Price Per Share would be no less than $0.00 and no more than $0.17. The Merger Agreement provides a formula for calculating the Additional Price Per Share between such minimum and maximum amounts, which formula is described on pages 8 and 9 of the Amended Offer to Purchase. As disclosed in the Amended Offer to Purchase, on August 17, 2023, Parent, Purchaser and Pardes determined, in accordance with the Merger Agreement, that the Additional Price Per Share is $0.11 per Share. Accordingly, the total Cash Amount that Purchaser will pay pursuant to the terms of the Offer and Merger Agreement is $2.13 per Share. The Filing Persons have extended the Expiration Date of the Offer to August 30, 2023.

9.
Refer to the last comment above.  Clarify when the Additional Purchase Price will be set. Disclosure states that the Cash Determination Time will be set “immediately prior to the Expiration Date.”  However, Item 1004(a)(1)(ii) requires the amount of the offer consideration to be specified and Rule 14e-1(b) requires the offer period to remain open for at least ten business days from the date the offer price changes.  Please advise when (in relation to the end of the offer period) the Additional Purchase Price will be determined and communicated to shareholders.

Response to Comment 9:

The Filing Persons acknowledge the Staff’s comment and respectfully refer the Staff to the Filing Persons’ response to Comment 8.

10.
Refer to the last two comments above.  We believe the way the offer consideration is described throughout the offer to purchase is likely to mislead shareholders.  See for example, the following disclosure:  “Purchaser is offering to pay a Base Price Per Share equal to $2.02 per Share, with an Additional Price Per Share of up to $0.17 per Share.”  It is not clear, however, whether any additional consideration will be payable, and even if so, it may be less than $0.17 per share.  If in fact no additional amount may be forthcoming, the offer materials (as supplemented to address comments) should be revised to clarify that the offer price is $2.02 per share with the possibility of additional consideration from $0 to $0.17 per share through the Additional Purchase Price, with no assurance that any additional amount will be paid.  Shareholders should be reminded wherever the Additional Purchase Price (and the CVR) is referenced, that they should base their tender decision on the amount of the Base Price Per Share, which is below recent trading prices.  In addition, the term “Additional Purchase Price” itself should be revised to something that more accurately reflects its conditional nature, such as “Possible Additional Purchase Price.”

Response to Comment 10:

The Filing Persons acknowledge the Staff’s comment. As discussed in response to Comment 8, Parent, Purchaser and Pardes determined that the Additional Price Per Share is $0.11 per Share. The Amended Offer to Purchase has been revised accordingly. The Filing Persons have included disclosure throughout the Amended Offer to Purchase, including on pages 1, 3, 6, 8, 19, 28 and 39 to remind Pardes stockholders that they should base their tender decision on the Cash Amount as it may be the only consideration they receive from the Offer.

Securities and Exchange Commission
August 17, 2023	Page 5

11.
We note that one of the Offer conditions is that the Closing Net Cash be at least $125,000,000.  Revise to explain what minimum per share amount this would yield as an Additional Purchase Price (clarifying additional elements to such calculation, if any), with the caveat that the bidders may waive this Offer condition.

Response to Comment 11:

The Filing Persons acknowledge the Staff’s comment and have revised pages 8, 13, 20, 39, 52 and 64 of the Amended Offer to Purchase accordingly.

12.
We note your disclosure that the Additional Price Per Share, if any, will be determined based on the formula included on page 7, which formula cross-references defined terms in the Merger Agreement.  The summary term sheet must be written in plain English and must provide security holders with sufficient information to understand the essential features and significance of the proposed transaction.  Refer to Item 1001 of Regulation M-A.  Please revise to provide illustrative disclosure, in plain English, showing how the Additional Price Per Share will be calculated.

Response to Comment 12:

The Filing Persons acknowledge the Staff’s comment and have revised pages 7 to 9 of the Amended Offer to Purchase accordingly.

13.
We note your disclosure on page 8 that “there is no reliable estimate of the amount of Net Proceeds, if any, that can be expected from Dispositions, if any.”  However, you disclose on pages 9 and 54 that “Pardes’ estimate as to the amount that is expected to be payable under the CVRs is $0.00.”  Please revise to address this apparent discrepancy, as well as the assumptions underlying your estimate.

Response to Comment 13:

The Filing Persons acknowledge the Staff’s comment and have revised pages 9 and 10 of the Amended Offer to Purchase to eliminate this discrepancy. The Filing Persons respectfully refer the Staff to page 11 of the Amended Offer to Purchase, where the Filing Persons discuss the assumptions underlying the estimated value of the CVR.

Securities and Exchange Commission
August 17, 2023	Page 6

14.
Revise the Summary Term Sheet to describe that this is a tender offer by affiliated parties and to describe the nature of the affiliation between the bidders and Pardes, the potential conflict that exists as a result, including the fact that Mr. Tananbaum is a member of the board of directors of Pardes and the CEO and founder of Foresite.

Response to Comment 14:

The Filing Persons acknowledge the Staff’s comment and have revised pages 7, 28 and 68 of the Amended Offer to Purchase accordingly.

Certain Information Concerning Parent and Purchaser, page 36

15.
Please state the aggregate number and percentage of subject securities that are beneficially owned by each person specified in Instruction C to Schedule 13E-3 for each filing person of the Schedule 13E-3, such as Dennis Ryan and Thomas Wiggins.  See Item 1008(a) of Regulation M-A.

Response to Comment 15:

The Filing Persons acknowledge the Staff’s comment and have revised pages 51 and 74 of the Amended Offer to Purchase to clarify that none of the Item 3 Persons beneficially owns or has any right to acquire, directly or indirectly, any Shares, or has effected any transaction in the Shares during the past 60 days, except as indicated on pages 51, 73 and 74 of the Amended Offer to Purchase. The Filing Persons respectfully refer the Staff to the Amended 14D-9, for a discussion of the aggregate number and percentage of subject securities that are beneficially owned by Thomas Wiggans, the Chief Executive Officer of Pardes.

16.	Please revise to provide the information required by Item 1003(c)(1) for all bidders, such as the principal business of Parent.

Response to Comment 16:

The Filing Persons acknowledge the Staff’s comment and have revised page 47 and pages 71 to 74 of the Amended Offer to Purchase accordingly.

Background of the Offer; Contacts with Pardes, page 40

17.
Item 9 of Schedule 13E-3 and Item 1015(b)(6) of Regulation M-A requires a filing person to summarize in considerable detail any reports, whether oral or written, received from a third party and materially related to this transaction.  This section references presentations by Leerink Partners to the Pardes Board during the course of entering into this transaction and considering alternatives for Pardes.  See, for example, the reference to the meeting on April 13, 2023.  For this and any other meeting between Pardes and its financial advisors, summarize the substance of the presentations and file any written materials provided as exhibits to the Schedule 13E-3.  We note that the only materials currently filed are dated July 16, 2023 and June 12, 2023. As noted above, these materials and any others filed as a result of this comment must be summarized in considerable detail in the disclosure document.

Response to Comment 17:

The Filing Persons acknowledge the Staff’s comment and respectfully refer the Staff to the Company 13E-3 and Amended 14D-9 being filed on the date hereof, where Pardes has summarized, and filed, the presentations and written material provided for meetings between Pardes and its financial advisors. The Filing Persons have included disclosure in the “Special Factors” section of the Amended Offer to Purchase that Pardes stockholders should refer to the Company 13E-3 and Amended 14D-9 for additional information regarding the auction process that the Foresite Stockholders participated in.

Securities and Exchange Commission
August 17, 2023	Page 7

18.
While we understand that this disclosure is provided by filing persons other than Pardes, it is also provided by affiliated parties who have some insight into the background leading up to the merger agreement and decision to commence this Offer.  As such, please generally note the auction process that Foresite participated in or refer shareholders to a more complete discussion in the Schedule 14D-9.

Response to Comment 18:

The Filing Persons acknowledge the Staff’s comment. As mentioned in response to Comment 17, the Filing Persons have included disclosure in the “Special Factors” section of the Amended Offer to Purchase that Pardes stockholders should refer to the Company 13E-3 and Amended 14D-9 for additional information regarding the auction process that the Foresite Stockholders participated in.

Purpose of the Offer and Plans for Pardes; Summary of the Merger Agreement and Certain Other Agreements, page 43

19.
Revise to state why the Purchaser Parties are seeking to purchase Pardes, and why they are trying to do so now.  See Item 1013(c) of Regulation M-A.  Rather than stating that they are doing so to “acquire control of, and the entire equity interest in, Pardes,” explain why they wish to do so, and why now.

Response to Comment 19:

The Filing Persons acknowledge the Staff’s comment and have revised pages 12 and 25 of the Amended Offer to Purchase accordingly.

20.
Please disclose the effect of the transaction on the Purchaser Parties’ interest in the net book value and net earnings of Pardes in both dollar amounts and percentages.  Refer to Exchange Act Rule 13e-3(e), Item 7 of Schedule 13E-3, Item 1013(d) of Regulation M-A and Instruction 3 thereto.

Response to Comment 20:

The Filing Persons acknowledge the Staff’s comment and have revised page 25 of the Amended Offer to Purchase accordingly.

Position of Parent And Purchaser Regarding Fairness of the Offer and the Merger, page 62

21.
The disclosure here indicates the Purchaser Parties believe the “Offer Price” to be received by unaffiliated shareholders is fair.  The term “Offer Price” is defined earlier in the offer materials to include the Base Price of $2.02 per share, the Additional Purchase Price of up to $0.17 per share, and the CVR.  However, the CVR and the Additional Purchase Price may yield no additional value for shareholders.  This section should be generally revised to address the fairness of the Base Price on a stand-alone basis, since it is the only payment tendering shareholders are guaranteed to receive if the Offer is consummated. The filers may additionally address fairness based on the CVR and Additional Purchase Price, but in each case, the disclosure must be clear as to what value is being attributed to each potential additional payment, along with how the filers considered that neither may result in additional payments.

Response to Comment 21:

The Filing Persons acknowledge the Staff’s comment. As discussed with the Staff, the Filing Persons determined the Offer Price to be fair to Unaffiliated Stockholders regardless of the final amount of the Additional Price Per Share or whether the CVR would result in any payments to Unaffiliated Stockholders. As disclosed in the Amended Offer to Purchase, on August 17, 2023, Parent, Purchaser and Pardes determined, in accordance with the Merger Agreement, that the Additional Price Per Share is $0.11 per Share. Accordingly, the total Cash Amount that Purchaser will pay pursuant to the terms of the Offer and Merger Agreement is $2.13 per Share. The Filing Persons respectfully refer the Staff to the Amended Offer to Purchase (including pages 1, 6, 7, 19, 26 to 29, 39 and 68).

Securities and Exchange Commission
August 17, 2023	Page 8

22.
The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of Exchange Act Release No. 34-17719 (Apr. 13, 1981). Please revise this section to include the factors described in Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant to the Purchaser Parties’ fairness determination.

Response to Comment 22:

The Filing Persons acknowledge the Staff’s comment and have revised pages 26 to 29 of the Amended Offer to Purchase accordingly.

23.
Revise to include the filing persons’ position on the procedural fairness of the transaction and to describe their supporting analysis.  If they believe the Offer is procedurally fair, explain why, addressing each of the procedural safeguards in Item 1014(c), (d) and (e).

Response to Comment 23:

The Filing Persons acknowledge the Staff’s comment and have revised pages 26 to 29 of the Amended Offer to Purchase accordingly.

24.
See our comments above.  The first bullet point in this section states that the Purchaser Parties believe the Offer is fair based in part on the fact that the Offer Price represents a premium of approximately 9.2% over the closing price of the shares on July 14, 2023. The term “Offer Price” is defined to include the Cash Price, the Additional Price Per Share and the CVR. Please revise to clarify what value the Purchaser Parties attributed to the CVR and the Additional Price Per Share in assessing fairness.

Response to Comment 24:

The Filing Persons acknowledge the Staff’s comment and have revised page 26 of the Amended Offer to Purchase to reflect that the Base Price Per Share represents a premium of approximately 9.2% over the closing price of the Shares on July 14, 2023, the last trading day prior to execution of the Merger Agreement. The Filing Persons have also clarified in the Amended Offer to Purchase that the Filing Persons determined the Offer Price to be fair to Unaffiliated Stockholders regardless of the final amount of the Additional Price Per Share or whether the CVR would result in any payments to Unaffiliated Stockholders.

Securities and Exchange Commission
August 17, 2023	Page 9

25.	Expand to discuss the negative factors considered by the Purchaser Parties that weighed against fairness, and how they were considered.

Response to Comment 25:

The Filing Persons acknowledge the Staff’s comment and have revised pages 28 to 29 of the Amended Offer to Purchase accordingly.

Conditions of the Offer, page 56

26.
We note the following language in the last paragraph of this section:  “The foregoing conditions are in addition to, and not a limitation of, the right of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement.”  All offer conditions should be clearly described in this section.  Please revise.

Response to Comment 26:

The Filing Persons acknowledge the Staff’s comment and have removed such sentence from the Amended Offer to Purchase.

Appraisal Rights, page 59

27.
We note the following statement in this section:  “The foregoing summary of appraisal rights under the DGCL does not purport to be a full statement of the procedures to be followed by persons desiring to exercise any appraisal rights under Delaware law.” Revise to fully describe specifically what shareholders must do to perfect their appraisal rights.

Response to Comment 27:

The Filing Persons acknowledge the Staff’s comment and have revised pages 67 to 68 of the Amended Offer to Purchase accordingly.

*   *   *

Securities and Exchange Commission
August 17, 2023	Page 10

We would be grateful to receive any further comments on the Amended TO or the Amended Offer to Purchase as promptly as practicable.  Please direct any questions or comments you may have about this filing to Austin S. Pollet of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (628) 432-5118 or Luke Jennings of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3591.

  Sincerely,

/s/ Dennis Ryan

Dennis Ryan

cc:  Austin S. Pollet
       Luke Jennings